

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Marc Balkin
Chief Executive Officer
Newcourt Acquisition Corp
2201 Broadway Suite 705
Oakland, CA 94612

> **Re: Newcourt Acquisition Corp**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 30, 2021**
> **File No. 333-254328**

Dear Mr. Balkin:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2021 letter.

Amended Registration Statement on Form S-1 filed September 30, 2021

General

1. We reissue comment 1. We continue to note the disclosure on pages 19-20 regarding the expressions of interest to purchase up to 6.5% of the units to be sold in this offering and do not intend to purchase more than 9.99% in the aggregate. We also note that they may purchase more than this amount. If there is a maximum amount that may be purchased, please clearly disclose. If not, clearly disclose and disclose the impact such purchases may have upon liquidity.

Marc Balkin
Newcourt Acquisition Corp
October 5, 2021
Page 2

   You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Real Estate & Construction

cc: Ari Edelman, Esq.